Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com
Q3

Exhibit 99.5

Pan American Silver Reports Unaudited Net Earnings for Q3 2017
Reduces Estimate for 2017 Cash Costs for the Second Time this Year

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
This news release refers to certain measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including cash costs per payable ounce of silver, all-in sustaining costs per silver ounce sold, adjusted earnings and total debt. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
Vancouver, B.C. - November 8, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, the “Company”, or "we") today reported unaudited net earnings of $17.8 million ($0.11 basic earnings per share) for the third quarter ended September 30, 2017 (“Q3 2017”) compared with $43.4 million ($0.28 basic earnings per share) in the third quarter of 2016 ("Q3 2016"). Adjusted earnings were $23.3 million ($0.15 basic adjusted earnings per share) compared with $46.7 million ($0.31 basic adjusted earnings per share) in Q3 2016.
“We continued to generate strong earnings in Q3 2017. In addition to fully funding our operations and growth capital projects, we repaid all of our bank debt and ended Q3 2017 with $186.3 million of cash and short-term investments,” said Michael Steinmann, President and Chief Executive Officer of the Company. “We see potential for robust cash flow generation with the ongoing ramp-up in production from our mine expansions in Mexico."

Highlights for Q3 2017:

•
Silver production of 5.89 million ounces compared with 6.36 million ounces in Q3 2016. Increasing production from the La Colorada mine expansion was offset by discontinued production from Alamo Dorado and decreased production at San Vicente and Manantial Espejo. Based on an anticipated ramp-up of Dolores production and improvement in silver grades at San Vicente, together with production of 18.4 million ounces for the nine-month period ended September 30, 2017 ("YTD 2017"), management reaffirms its forecast production range of 24.5 to 26.0 million silver ounces in 2017.

•
Gold production was 40.8 thousand ounces compared with 50.4 thousand ounces recorded in Q3 2016, primarily due to completion of open-pit mining at Manantial Espejo, where we are supplementing underground production with lower grade stockpile material, as expected. Management reaffirms its forecast production range of 155 to 165 thousand gold ounces in 2017.

•
Zinc, lead and copper production were up compared with Q3 2016, totaling 14.1 thousand tonnes, 5.3 thousand tonnes and 3.7 thousand tonnes, respectively. Management has increased its estimate for 2017 copper production by 46%, based on the mid-point of the guidance ranges, and modestly adjusted its outlook for 2017 zinc and lead production.

•
Revenue totaled $190.8 million compared with $233.6 million reported in Q3 2016, reflecting the decline in quantities of silver and gold sold and realized prices for both metals. Lower revenues from precious metals sales were partially offset by higher realized base metal prices and sales volumes.

•
Consolidated cash costs per payable ounce of silver, net of by-product credits ("Cash Costs") were $3.12 in Q3 2017 compared with $4.89 recorded in Q3 2016. The 36% decline reflects higher by-product credits from improved base metal prices together with increased zinc and lead production at La Colorada and increased copper production at Morococha and Huaron. Discontinued production at Alamo Dorado also contributed to lower Cash Costs. YTD 2017 Cash Costs were $5.04, or 8% less than the low end of management's revised

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guidance range provided in our press release dated August 9, 2017. For the second time this year, we have reduced our estimate for 2017 Cash Costs, now expected to be between $4.50 and $5.20.

•
Consolidated All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) were $8.69 in Q3 2017 compared with $6.34 in Q3 2016. The increase reflects the impact of net realizable value ("NRV") inventory adjustments and a decrease in silver ounces sold, partially offset by lower direct operating costs. YTD 2017 AISCSOS of $10.77 were at the low end of management's forecast range of $10.50 to $11.50, which was reaffirmed today.

•
Net cash generated from operating activities was $63.8 million compared with $102.3 million in Q3 2016. This decrease reflects lower revenue partly offset by decreased production and royalty costs. In addition, a $7.1 million increase in taxes paid and higher cash-based exploration expenses reduced cash flow from operations in Q3 2017.

•
Net earnings were $17.8 million ($0.11 basic earnings per share) compared with $43.4 million ($0.28 basic earnings per share) in Q3 2016. The decrease is largely attributable to lower revenue and higher exploration and project development costs, partly offset by lower income tax expense.

•	Adjusted earnings were $23.3 million ($0.15 basic adjusted earnings per share) compared with $46.7 million ($0.31 basic adjusted earnings per share) in Q3 2016.

•
Strong liquidity and working capital position. The Company ended Q3 2017 with cash and short-term investment balances of $186.3 million. During Q3 2017, we repaid $40.0 million of debt (including capital leases), resulting in only $7.5 million of debt remaining related to finance lease liabilities. At September 30, 2017, the Company had working capital of $409.7 million and the full $300.00 million available under its revolving credit facility.

•
Capital expenditures totaled $32.0 million in Q3 2017, including approximately $17.3 million of project capital, which is down significantly from Q3 2016 capital expenditures of $48.5 million, including $33.2 million of project capital, as a result of mine expansion investment at La Colorada and Dolores nearing completion.

•
Dolores expansion - ramp-up of the new pulp agglomeration plant started in August, with the plant processing a total of 120 thousand tonnes of high-grade ore in Q3 2017. Heap leach stacking rates have now reached the expanded capacity of 20,000 tonnes per day. In addition, development of the underground mine remains on track for the initial stope ore mining to begin near the end of 2017.

•	La Colorada expansion - Mining and processing rates averaged 1,906 tonnes per day during Q3 2017, exceeding targeted design rates of 1,800 tonnes per day.

•
At the Joaquin project, we spent $2.1 million on exploration and project development expenditures, primarily to complete a 7,000 metre infill diamond drill program. We have secured an agreement for surface land access, and we are continuing with studies to estimate the quantity of potentially economic material that could be trucked to the Manantial Espejo processing plant for treatment. We expect to provide a preliminary economic assessment on the project by year-end 2017.

•
At the Cap-Oeste Sur Este ("COSE") project, we invested approximately $3.2 million in Q3 2017, primarily for mining equipment and surface excavation. We expect to begin development of the mine decline in Q4 2017.

•
A quarterly cash dividend of $0.025 per common share, approximately $3.8 million in aggregate cash dividends, has been approved by the Board of Directors. The dividend will be payable on or about Friday, December 1, 2017, to holders of record of Pan American’s common shares as of the close on Monday, November 20, 2017. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

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Consolidated Financial Results

Unaudited in thousands of U.S. Dollars, except per ounce and per share amounts	Three months ended September 30,
	2017	2016
Revenue	190,791	233,646
Mine operating earnings	47,818	88,495
Net earnings for the period	17,826	43,440
Adjusted earnings for the period(1)(2)	23,318	46,659
Net cash generated from operating activities	63,793	102,346
AISCSOS(1)	8.69	6.34
Net earnings per share attributable to common shareholders (basic)	0.11	0.28
Adjusted earnings per share attributable to common shareholders (basic)(1)(2)	0.15	0.31
(1) Adjusted earnings and AISCSOS are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2) The impact of the unrealized foreign exchange rate changes on deferred income tax balances was added as a new adjusting item in Q4 2016, along with a modification in the quantification of the estimated effect of taxes. For comparative purposes, Q3 2016 adjusted earnings have been recalculated and are thus different from those originally reported. The effect of these new adjusting items on Q3 2016 adjusted earnings was an increase of $9.7 million from that originally reported, resulting in a $0.07 increase to adjusted earnings per share.

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Consolidated Operational Results

	Three months ended September 30, 2017			Three months ended September 30, 2016
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.83	1.21	1.71	1.39	0.72	6.58
Dolores	0.97	24.96	(0.57)	0.90	27.14	(5.26)
Alamo Dorado	—	—	n/a	0.37	1.36	18.55
Huaron	0.94	0.27	0.31	0.97	0.20	4.92
Morococha (2)	0.63	1.08	(8.16)	0.69	0.41	4.41
San Vicente (3)	0.81	0.13	12.99	1.15	n/a	12.40
Manantial Espejo	0.71	13.18	12.73	0.90	20.59	(1.75)
TOTAL	5.89	40.84	3.12	6.36	50.40	4.89
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

By-Product Production

	Three months ended September 30,
	2017	2016
Gold - ounces '000s ("koz")	40.8	50.4
Zinc - tonnes '000s ("kt")	14.1	13.1
Lead - kt	5.3	5.0
Copper - kt	3.7	3.2

Average Market Metal Prices

	Three months ended September 30,
	2017	2016
Silver $/ounce	16.84	19.61
Gold $/ounce	1,278	1,335
Zinc $/tonne	2,963	2,255
Lead $/tonne	2,334	1,873
Copper $/tonne	6,349	4,772

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2017 Guidance
Pan American Silver has revised its guidance for 2017 base metal production and Cash Costs. We previously revised estimates for Cash Costs, AISCSOS and project capital in the Company's press release dated August 9, 2017. The Company's current guidance is provided in the table below, with the most recent revisions bolded.

	Guidance as at Nov. 8, 2017	Original 2017 Guidance as at Jan. 12, 2017
Silver production (million ounces)	24.5 - 26.0	24.5 - 26.0
Gold production (thousand ounces)	155 - 165	155 - 165
Zinc production (thousand tonnes)	54.0 - 56.0	56.5 - 58.5
Lead production (thousand tonnes)	20.0 - 21.0	19.0 - 20.0
Copper production (thousand tonnes)	13.0 - 13.5	8.8 - 9.3
Cash Costs(1)($/ounce)	4.50 - 5.20	6.45 - 7.45
Sustaining capital ($ millions)	82 - 88	82 - 88
Project capital ($ millions)(2)	73.5 - 78.5	58 - 62
AISCSOS(1) ($/ounce)	10.50 - 11.50	11.50 - 12.90

(1)	Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this news release for further information on these measures.

(2)
Project capital relates to development of the Joaquin and COSE projects, and the current mine expansions at La Colorada and Dolores; 2017 is expected to be the final year of spending on the La Colorada and Dolores mine expansions.

The following table provides the price and foreign exchange rate assumptions used for fourth quarter of 2017 to forecast total Cash Costs and AISCSOS for the full year 2017 guidance:

Q4 2017 forecast metal prices
Silver ($/ounce)	16.90
Gold ($/ounce)	1,280
Zinc ($/tonne)	3,300
Lead ($/tonne)	2,500
Copper ($/tonne)	6,500
Average annual exchange rates relative to 1 USD
Mexican peso	20.00
Peruvian sol	3.30
Argentine peso	17.05
Bolivian boliviano	7.00
Further details on the Company's 2017 guidance, including forecasts per mine, are provided in the "Operating Outlook for 2017" section of Pan American's Management Discussion and Analysis for the period ended September 30, 2017.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 22, 2017, filed at www.sedar.com. For further technical information relating to the La Colorada and Dolores expansion projects, please refer to the National Instrument 43-101 technical reports entitled “Technical Report - Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico,” with an effective date of December 31, 2013, and “Technical Report for the Dolores Property, Chihuahua, Mexico”, with an effective date of December 31, 2016, both of which are filed on SEDAR at www.sedar.com and available on the Company's website. The results of the preliminary economic assessments at La Colorada and Dolores are preliminary in nature, in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable

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them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Third Quarter 2017 Unaudited Results Conference Call and Webcast

Date:	November 9, 2017
Time:	12:00 noon ET (9:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com/investors/events.

About Pan American Silver
Pan American Silver is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures
In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings and adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Total debt is calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

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Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American's Management's Discussion and Analysis for the period ended September 30, 2017, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals and our estimated Cash Costs and AISCSOS; the ability of the Company to successfully complete any capital investment programs and projects, and the success, expected economic or operational results derived from those programs and projects, and the impacts of any such programs and projects on the Company; the election by the Company and its ability to successfully complete the acquisition of the COSE project; the realization of benefits from any transactions, including the Joaquin and COSE transactions, and the financial and operational impacts of any such transactions on the Company; and the potential approval and the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise

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forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Concerning Estimates of Mineral Reserves and Resources
This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ‘‘mineral resources’’ and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “mineral resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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